

Mail Stop 3561

October 11, 2006

Christopher R. Thomas, President
Restaurant Acquisition Partners, Inc.
5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822-5007

> **RE: Restaurant Acquisition Partners, Inc.**
> **Amendment Nos. 5 & 6 to Registration Statement on Form S-1**
> **File No. 333-129316**
> **Amendments Filed October 3, 2006 and October 5, 2006**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 3 that the company has made the suggested revisions. We also note your statement that "no warrants will be exercisable and we may not issue shares of common stock upon exercise of any warrants unless, at the time a holder seeks to exercise such warrants, a prospectus relating to common stock issuable upon exercise of the warrants is current and the common

stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants." Please revise to clarify that the warrants may not be exercised unless a registration statement is effective with respect to the common stock underlying the warrants. We note Section 2.5 of the Warrant Agreement and Section 2.4 of the Unit Purchase Option.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Ronald A. Fleming, Jr., Esq.
        212-298-9931 (facsimile)